April 6, 2006
VIA FACSIMILE (202) 772-9220
Jennifer Goeken
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re:	Kaiser Aluminum Corporation (“KAC”) Kaiser Aluminum & Chemical Corporation (“KACC”) Form 10-K for Fiscal Year Ended December 31, 2005 Form 8-K Filed March 30, 2006 File Nos. 1-03605 and 1-09447
Dear Ms. Goeken:
     Enclosed for your review is the Item 9A disclosure proposed to be included in an amendment to KAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as filed with the Commission on March 31, 2006) in response to the Staff’s letter dated March 31, 2006 (the “Comment Letter”). In preparing the enclosed Item 9A disclosure, we have taken into account the discussion of the Staff comments during our telephone conference with you on April 4, 2006, and we hope that you will agree the proposed disclosure addresses the Staff’s concerns.
     For your convenience, the enclosed Item 9A disclosure is marked to show the changes from the Item 9A disclosure included in KAC’s March 31, 2006 filing. KACC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as filed with the Commission on March 31, 2006) would be amended in the same manner.
     In addition, we wish to provide you with the following responses to the Staff’s comments set forth in the Comment Letter. For your convenience, each of the Staff’s comments is repeated and set forth in bold before the response thereto.

Ms. Goeken
Securities and Exchange Commission
April 6, 2006

Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 31, 2006
Controls and Procedures
     1. We note your disclosure that your certifying officers “concluded that the Company’s disclosure controls and procedures were effective except as described below.” Please note that your certifying officers must definitively conclude that your disclosure controls and procedures are either effective or ineffective. Please reconsider your disclosure and the evaluation made by your principal officers as of the end of the period covered by your Form 10-K and amend your filing to conclusively state the results of the principal officer’s evaluation of the Company’s disclosure controls and procedures as of December 31, 2005.
          Response: In response to the Staff’s comment, each of KAC and KACC proposes to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as filed with the Commission on March 31, 2006) that would include revised Item 9A disclosure in the form enclosed herewith.
     2. We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness or ineffectiveness is based upon the reasonable assurance level.
          Response: As discussed during our April 4, 2006 telephone conference, a reference to “reasonable assurance level” is out of place in the context of a conclusion that disclosure controls and procedures are ineffective. Accordingly, because the revised Item 9A disclosure will state that disclosure controls and procedures were ineffective, no revision is necessary in response to the Staff’s comment.
Changes in Internal Controls Over Financial Reporting
     3. We note your statement that “While the Company believes that the Company’s corporate internal accounting controls and its controls over financial reporting have operated satisfactorily except as described above, these changes have made the yearend accounting and reporting process more difficult due to combined loss of the two individuals and reduced amounts of institutional knowledge in the new corporate accounting group.” Please expand your discussion to clearly indicate whether or not you had any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting in accordance with the requirement of Item

Ms. Goeken
Securities and Exchange Commission
April 6, 2006

308(c) of Regulation S-K. In this regard, it is unclear what changes, if any, were made to your internal control over financial reporting. If you did make changes, please disclose the nature of the changes.
          Response: In response to the Staff’s comment, each of KAC and KACC proposes to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as filed with the Commission on March 31, 2006) that would include revised Item 9A disclosure in the form enclosed herewith.
     4. In addition, please tell us what you mean by the following statements:
•	“During the second half of 2005, the monthly and quarterly accounting, financial reporting and consolidation processes were thought to have functioned adequately.”

•	“The Company believes that the Company’s corporate internal accounting controls and its controls over financial reporting have operated satisfactorily.”
          Response: In response to the Staff’s comment and based on our discussions during the April 4, 2006 telephone conference, each of KAC and KACC proposes to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as filed with the Commission on March 31, 2006) that would include revised Item 9A disclosure in the form enclosed herewith.
Form 8-K filed March 30, 2006
     5. Please tell us how and when you plan to file restated quarterly financial statements given your determination that your quarterly reports on Form 10-Q for the interim periods ended March 31, 2005, June 30, 2005 and September 30, 2005 “should no longer be relied upon” or otherwise advise.
          Response: Each of KAC and KACC included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (a) restated income statement data for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and (b) selected balance sheet and cash flow data for line items that changed as a result of the two restatements described therein. See Note 16 of the Notes to Consolidated Financial Statements. Based on discussions with their independent public accountants, KAC and KACC believe that it is prevailing practice among registrants having to restate interim financial statements to provide disclosures such as Note 16 in their current filings in lieu of filing amendments to the Quarterly Reports on Form 10-Q for the affected historical periods. We also note that the restated financial data was described in a press release issued on March 30, 2006, which press release was included by each of KAC and KACC in a Current Report on Form 8-K dated and filed with the Commission on March 30,

Ms. Goeken
Securities and Exchange Commission
April 6, 2006

2006. As such, KAC and KACC believe that they have, in the most timely and effective manner possible, advised potential readers of their financial statements of the effects of the restatements. KAC and KACC further intend to label all 2005 quarterly financial statements to be contained in the Quarterly Reports on Form 10-Q that will be filed by them during 2006 with the appropriate captioning as “Restated.” Based on the foregoing, KAC and KACC do not currently intend to file amendments to their Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, though they may consider doing so in the future.
     6. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 in light of the errors you have disclosed. We note your disclosure under Item 9A within your recently filed Form 10-K for the year ended December 31, 2005 that your certifying officers “concluded that the Company’s disclosure controls and procedures were effective except as described below.” Please note that your certifying officers must definitively conclude that your disclosure controls and procedures are either effective or ineffective. Please reconsider your disclosure and the evaluation made by your principal officers as of the end of the periods covered by your restatement and revise your controls and procedures disclosure within your amended Forms 10-Q to conclusively state the results of the principal officer’s evaluation of the Company’s disclosure controls and procedures.
          Response: As indicated above, KAC and KACC do not currently intend to file amendments to their Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, but may consider doing so in the future. If KAC and KACC were to determine to file amendments to such Quarterly Reports in the future, they would include in any such amendment Part I, Item 4 disclosure indicating that the conclusion with respect to the effectiveness of disclosure controls and procedures as of December 31, 2005 caused management to reassess the conclusion with respect to the effectiveness of disclosure controls and procedures as of the end of the applicable quarter and to determine that disclosure controls and procedures were not effective as of such earlier time. It is anticipated that any such Part I, Item 4 disclosure would be substantially similar to the relevant portions of the Item 9A disclosure enclosed herewith.
* * * * *
Additionally, as requested by the Staff, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Goeken
Securities and Exchange Commission
April 6, 2006

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding the foregoing you may contact me directly at (713)-821-1427or (713)-775-2753. The Staff’s cooperation and attention to this matter is greatly appreciated.
Sincerely,
/s/ Daniel D. Maddox
Daniel D. Maddox

cc:	Troy B. Lewis, Jones Day John M. Donnan, Kaiser

Item 9A.	Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Evaluation of Disclosure Controls and Procedures.  An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was performed as of the end of the period covered by this Report under the supervision of and with the participation of the Company’s management, including the principal executive officer and principal financial officer. Based on that evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were not effective for the reasons ~~except as~~ described below.

During the final reporting and closing process relating to our first quarter of 2005, we evaluated the accounting treatment for the VEBA payments and concluded that such payments should be presented as a period expense. As more fully discussed in Note 16 of the Notes to Consolidated Financial Statements, during our reporting and closing process relating to the preparation of the December 31, 2005 financial statements and analyzing the appropriate post-emergence accounting treatment for the VEBA payments, the Company concluded that the VEBA payments made in 2005 should be presented as a reduction of pre-petition retiree medical obligations rather than as a period expense. While the incorrect accounting treatment employed relating to the VEBA payments does indicate a deficiency in the Company’s internal controls over financial reporting such deficiency was remediated during the final reporting and closing process in connection with the preparation of the December 31, 2005 financial statements.

During the final reporting and closing process relating to the preparation of the December 31, 2005 financial statements, the Company concluded that our controls and procedures were not effective as of the end of the period covered by this report because a material weakness in internal control over financial reporting exists relating to our accounting for derivative financial instruments under Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). Specifically, we lacked sufficient technical expertise as to the application of SFAS 133, and our procedures relating to hedging transactions were not designed effectively such that each of the complex documentation requirements for hedge accounting treatment set forth in SFAS No. 133 were evaluated appropriately. More specifically, the Company’s documentation did not comply with the SFAS No. 133 in respect to the Company’s methods for testing and supporting that changes in the market value of the hedging transactions would correlate with fluctuations in the value of the forecasted transaction to which they relate. The Company believed that the derivatives it was using would qualify for the “short-cut” method whereby regular assessments of correlation would not be required. However, it ultimately concluded that, while the terms of the derivatives were essentially the same as the forecasted transaction, they were not identical and, therefore, the Company should have done certain mathematical computations to prove the ongoing correlation of changes in value of the hedge and the forecasted transaction.

Management has concluded that, had the Company completed its documentation in strict compliance with SFAS No. 133, the derivative transactions would have qualified for “hedge” (e.g. deferral) treatment. The rules provide that, once de-designation has occurred, the Company can modify its documentation and re-designate the derivative transactions as “hedges” and, if appropriately documented, re-qualify the transactions for prospectively deferring changes in market fluctuations after such corrections are made.

The Company is working to modify its documentation and to re-qualify open and post 2005 derivative transactions for treatment as hedges beginning in the second quarter of 2006. Specifically, the Company will, as a part of the re-designation process, modify the documentation in respect of all its derivative transactions to require the “long form” method of testing and supporting correlation. The Company also intends to have outside experts review its revised documentation once completed and to use such experts to perform reviews of documentation in respect of any new forms of documentation on future transactions and to do periodic reviews to help reduce the risk that other instances of non-compliance with SFAS No. 133 will occur. However, as SFAS No. 133 is a highly complex document and different interpretations are possible, absolute assurances cannot be provided that such improved controls will prevent any/all instances of non-compliance.

As a result of the material weakness, we have restated our financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. In light of these restatements, our management, including our principal executive officer and principal financial officer has determined that this deficiency constituted a material weakness in our internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting.  The Company did not have any changes in its internal controls over financial reporting during the last quarter of 2005 that has materially affected or is reasonably likely to materially affect, its internal controls over financial reporting. However, as more fully described below, the Company does not believe its internal control environment is as strong as it has been in the past.

The Company relocated its corporate headquarters from Houston, Texas to Foothill Ranch, California, where the Fabricated Products business unit, the Company’s core business, is headquartered. Staff transition occurred starting in late 2004 and was ongoing primarily during the first half of 2005. A small core group of Houston corporate personnel were retained throughout 2005 to supplement the Foothill Ranch staff and handle certain of the remaining Chapter 11-related matters. During the second half of 2005, the monthly and quarterly accounting, financial reporting and consolidation processes were thought at that time to have functioned adequately.

As previously announced, in January 2006, the Company’s Vice President (“VP”) and Chief Financial Officer (“CFO”) resigned. His decision to resign was based on a personal relationship with another employee, which the Company determined to be inappropriate. The resignation was in no way related to the Company’s internal controls, financial statements, financial performance or financial condition. The Company formed the “Office of the CFO” and split the CFO’s duties between the Company’s Chief Executive Officer and two long tenured financial officers, the VP-Treasurer and VP-Controller. In February 2006, a person with a significant corporate accounting role resigned. This person’s duties were split between the VP-Controller and other key managers in the corporate accounting group. The Company also used certain former personnel to augment the corporate accounting team and is working on more permanent arrangements.

~~While the Company believes that the Company’s corporate internal accounting controls and its controls over financial reporting have operated satisfactorily except as described above, these~~ The relocation and changes in personnel described above have made the yearend accounting and reporting process more difficult due to the combined loss of the two individuals and reduced amounts of institutional knowledge in the new corporate accounting group. The Company believes that it has addressed all material matters necessary for this report, but notes that the level of assurance it has over internal accounting and financial accounting control is not as strong as desired or as in past periods.